Phytolabs

PhytoLabs, Inc.
1181 Grier Drive, Suite C • Las Vegas, Nv 89119
702.914.9688 Tel • 702.914.9625 Fax
Trading Symbol: PYTL

July 10, 2007

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Attention: Jill Davis

Re: Phytolabs, Inc.
Registration Statement on Form SB-2
SEC File No. 333-136190

Dear Ms. Davids:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Phytolabs, Inc. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form SB-2 (File No. 333-136190), together with all exhibits thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on July 31, 2006. No amendments have been filed.

The Registrant wishes to cease its efforts to register those securities held by the Selling Stockholders under the Registration Statement. The Registration Statement was never declared effective and no securities have or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. For this reason, the Registrant believes that the withdrawal of the Registration Statement is consistent with public interest and the protection of investors.

The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

If you should have any questions or comments regarding this request for withdrawal, please contact our legal counsel, James B. Parsons, at (425) 451-8036.

Yours very truly,

Phytolabs, Inc.

Anthony C. Jurak
Chief Executive Officer